UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION  AND NOTICE OF TERMINATION OF REGISTRATION  UNDER SECTION 12(g) OF THE SECURITIES  EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-07305

Rockwood National Corp.
(Exact name of registrant as specified in its charter)

5690 EASTOVER DRIVE
NEW ORLEANS, LOUISIANA 70128-3633
Telephone (504) 241-4400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please  place  an X in  the  box(es)  to  designate  the  appropriate  rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	X	Rule 12h-3(b) (1) (i)	X
Rule 12g-4(a) (1) (ii)	□	Rule 12h-3(b) (1) (ii)	□
Rule 12g-4(a) (2) (i)	□	Rule 12j-3(b) (2) (i)	□
Rule 12g-4(a) (2) (ii)	□	Rule 12h-3(b) (2) (ii)	□
Rule 15d-6	□

Approximate number of holders of record as of the certification or notice date: 18

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 2, 2007	By: /s/ Larry Mellor
Larry Mellor
Chief Executive Officer